UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 3)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Reverse Share Split

On June 17, 2026, Wearable Devices Ltd. (the “Company”) announced that it will effect a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value per share, (the “Ordinary Shares”) and the Company’s tradable warrants, each exercisable for one Ordinary Share (the “Warrants”), at the ratio of 1-for-3. As a result of the Reverse Share Split, every three (3) Ordinary Shares shall be consolidated into one (1) Ordinary Share and every three (3) Warrants shall be consolidated into one (1) Warrant. In addition, the exercise price underlying each Warrant shall be proportionately adjusted. The Ordinary Shares and Warrants will continue to trade on the Nasdaq Capital Market under the existing symbols “WLDS” and “WLDSW”, respectively, and will begin trading on a split-adjusted basis when the market opens on June 22, 2026. The new CUSIP numbers for the Ordinary Shares and Warrants following the Reverse Share Split will be M97838 409 and M97838 219, respectively.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Special General Meeting of Shareholders held on June 4, 2026, to be effected at the board of directors’ discretion within approved parameters, and the board of directors has approved the 1-for-3 ratio. The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof consists of 500,000,000 Ordinary Shares.

The Reverse Share Split will adjust the number of issued and outstanding Ordinary Shares of the Company from 6,568,408 Ordinary Shares to approximately 2,189,469 Ordinary Shares and the number of Warrants from 32,886 Warrants to approximately 10,962 Warrants (subject to any further adjustments based on the treatment of fractional shares). In accordance with the Company’s Articles, no fractional Ordinary Shares or Warrants will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares or Warrants shall be rounded to the nearest whole Ordinary Share or Warrant, as applicable, such that only shareholders holding fractional consolidated Ordinary Shares or Warrants of more than half of the number of Ordinary Shares or Warrants which consolidation constitutes one whole Ordinary Share or Warrant, shall be entitled to receive one consolidated Ordinary Share or Warrant, as applicable. Proportional adjustments also will be made to Ordinary Shares underlying outstanding options and warrants, including the Warrants, (with a reciprocal increase in the per share exercise price), restricted shares, restricted share units, and to the number of Ordinary Shares issued and issuable under the Company’s share incentive plans and certain existing agreements.

On June 17, 2026, the Company issued a press release titled “Wearable Devices Ltd. Announces 1-for-3 Reverse Stock Split,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Wearable Devices Ltd., dated June 17, 2026, titled “Wearable Devices Ltd. Announces 1-for-3 Reverse Stock Split.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: June 17, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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